Exhibit 4.29

SECOND AMENDMENT TO LEASE AGREEMENT

THIS SECOND AMENDMENT TO LEASE (the “Second Amendment”) is entered into this 14th day of September 2004, by and between Realmark-Commercial LLC and (hereinafter called “Lessor”) and Adherex, Inc. (hereinafter called “Lessee”).

WITNESSETH:

WHEREAS, Lessor and Lessee entered into a certain Commercial Lease Agreement April 9, 2004, which agreement was dated March 8, 2004 and first amended July 27, 2004 for the Premises known as 2300 Englert Drive, Suite G, Durham, NC 27713 consisting of 5,700 rentable square feet of space (the “Lease”).

WHEREAS, Lessor and Lessee desire to enter into this Second Amendment to Lease Agreement to modify the Premises, the rent and other terms of the Lease as more particularly set forth below.

NOW, THEREFORE, in consideration of the above premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Lessor and Lessee agree to amend the Lease as follows.

Para 1. PREMISES: The Premises are hereby expanded by 1,936 rentable square feet of office space known as 2300 Englert Drive, Suite J, Durham, NC (the “Expansion Space”) and made part of 2300 Englert Drive, Suite G, Durham, NC (sometimes referred to as the “building” or the “project”). The Premises shall now consist of 7,636 rentable square feet (RSF) of space.

For the purposes of pro-rating various expenses, the Premises represent 7.72% of the building or project.

Para 2. Term: Subject to and upon the conditions set forth below, the term of the Lease shall commence on that date which is the later of (i) the date of substantial completion of Lessor’s work as defined in Exhibit D of the Lease or (ii) forty-five (45) days after the receipt of the building permit from the Town of Durham, NC (the “Commencement date”) and shall expire on the last day of the seventy-second (72nd) full calendar month thereafter. Notwithstanding any other provision contained herein to the contrary, Lessor acknowledges and agrees that it shall use its best efforts to achieve substantial completion of Lessor’s work and to deliver possession of the Premises to the Lessee on or before said forty-five (45) days after receipt of the building permit from the Town of Durham, NC, (the “Completion Date Deadline”). In the event Lessor fails to deliver possession of the Premises to Lessee within an additional fourteen (14) days of the Completion Date Deadline, for any reason other than Lessee caused delays or an Act of God, Lessee shall be entitled to a credit equal to one(1) day base rent (at the monthly rental rate applicable to the 7th month through the 12th month of the Lease term) for each day beyond the initial 45 days and then between days fifteen (15) and thirty (30), two (2) days base rent (at the monthly rental rate applicable to the 7th month through the 12th month of the Lease term) until Lessor’s Work is substantially completed.

The Term of this expansion space, Suite J, and the original Suite G shall be coterminious and under no circumstances expire no later than 9/30/10.

Para 3. RENT: See Rent Schedule attached.

Para 3 (b): On the date of the execution of this Second Amendment to Lease by Lessee, Lessee shall deposit with the Lessor an additional One Thousand Six Hundred Fifty Three Dollars ($1,653.00) as a security deposit on the Expansion Space.

Para 12. WORK LETTER: The Lessor shall perform the improvements to the Expansion Space specified in the Work Letter attached.

The Lessor grants the Lessee an improvement allowance of $36,600 for the specified improvements to the Expansion Space including architectural fees. The cost of any improvements over the allowance, which overage as of September 7, 2004 is estimated to be $3,481.54, shall be paid for by the Lessee upon completion of the improvements.

Para 44, Commission: Upon commencement of this second amendment of this lease, Lessor shall pay Corporate Realty Advisors a commission of $15,974.98, which includes the second (2nd) one-half of the broker commission payable on the original 5,700 sq ft of space and 100% of the broker commission on the Expansion Space. The commission shall be secured by the rent from Lessee.

Except as modified herein, all other terms and conditions of the Lease shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereby have executed this First Amendment to Lease Agreement as of the day and year first written above.

Lessor: Realmark-Commercial, LLC	Lessee: Adherex, Inc.

/s/	/s/ James A. Klein Jr.
(Signature)	(Signature)

By:		By:	James A. Klein Jr., CFO
	(Print Name & Title)		(Print Name & Title)

Date:	9/24/04	Date:	9/14/04

RENT SCHEDULE

for 2300 Englert Drive, Suite J, Durham, NC

Lease Month	Base Monthly Lease Payments

1-6	No monthly base rent due.

7-12	One Thousand Six Hundred Fifty Three and 67/100 Dollars ($1,653.67) per month

13-24	One Thousand Seven Hundred Three and 68/100 Dollars ($1,703.68) per month

25-36	One Thousand Seven Hundred Fifty Three and 69/100 Dollars ($1,753.69) per month

37-48	One Thousand Eight Hundred Six and 93/100 Dollars ($1,806.93) per month

49-60	One Thousand Eight Hundred Sixty One and 79/100 Dollars ($1,861.79) per month

61-72	One Thousand Nine Hundred Sixteen and 64/100 Dollars ($1,916.64) per month

Additional Rent as defined in Para 3 (e), (f), (g) and (h) of the Lease are due and payable to the Lessor during the free rent period.

Work Letter

The Lessor shall perform the following improvements to the Expansion Space for the Lessee:

The expansion space shall be configured for the Lessee as shown on the attached diagram.

Patch and point up all walls as needed

Provide new carpet throughout the expansion space, tenant’s choice of color and pattern.

Lessor grants the Lessee a $20.00 per sq yd allowance for the carpet.

Provide new rubber cove base throughout the expansion space.

Provide electrical service to the expansion space as appropriate.

Paint the expansion space, tenant’s choice of reasonable color.

Provide four new hollow metal interior door frames

Four new interior doors with hardware

Install doors, frames and hardware

Provide acoustical ceiling tile in a 2 x 2 pattern with 2 x 2 flat tile

Lessor shall promptly begin the improvements described herein and shown in the plans prepared by Lessor’s contractor’s architect and approved by the Lessee in writing.